As filed with the Securities and Exchange            Registration No. 333-23467
Commission on May 21, 1997.
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 AMENDENT NO. 1
                                       To

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          THE NATIONAL REGISTRY INC.
            (Exact name of registrant as specified in its charter)
                                   ----------

         Delaware              2502 Rocky Point Drive         95-4346070
(State or other jurisdiction    Tampa, Florida 33716       (I.R.S. Employer
    of incorporation or           (813) 636-0099         Identification Number)
      organization)

           (Name and address, including zip code and telephone number, including area code of Registrant's principal executive offices)
                                   ----------

                                John L. Gustafson
                           The National Registry Inc.
                             2502 Rocky Point Drive
                              Tampa, Florida 33716
                                 (813) 636-0099

           (Name, address, including zip code and telephone number,
                   including area code of agent for service)
                                   ----------

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF SHARES             AMOUNT TO BE       OFFERING PRICE         AGGREGATE          AMOUNT OF
TO BE REGISTERED            REGISTERED          PER SHARE(1)        OFFERING PRICE    REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock, $.01          7,997,154              1.50               11,995,731           3,635
  par value per share        shares(2)
------------------------------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------
(1) Estimated solely for purposed of calculating the registration fee based upon the average of the bid and asked prices on the NASDAQ SmallCap Market on May 20, 1997 and calculated in accordance with Rule 157(c) promulgated under the Securities Act of 1933, as amended.

(2) A presently indeterminable number of shares of Common Stock are registered hereunder which may be issued upon conversion of shares of Series C Preferred Stock, in the event the actual conversion ratio (currently indeterminable) is lower than the conversion ratio determined based upon a conversion prices of 1.12 and the exercise of the warrants held by certain selling stockholders, in the event certain anti-dilution provisions become operative. No additional registration fee is included for these shares.

             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                 OF INFORMATION REQUIRED BY ITEMS OF FORM S-3


FORM S-3 REGISTRATION STATEMENT ITEM & HEADING                                     HEADING IN PROSPECTUS
1. Forepart of the Registration Statement and Outside Front Cover
   Page of Prospectus ...................................................   Facing Page; Cross Reference Sheet;
                                                                            Outside Front Cover Page; Available
                                                                            Information

2. Inside Front and Outside Back Cover Pages of
   Prospectus ...........................................................   Inside Front and Outside Back Cover
                                                                            Pages

3. Summary Information, Risk Factors and Ratio of Earnings to
   Fixed Charges ........................................................   The Company; Risk Factors

4. Use of Proceeds ......................................................   Use of Proceeds

5. Determination of Offering Price ......................................   Not Applicable

6. Dilution .............................................................   Not Applicable

7. Selling Security-Holders .............................................   Selling Stockholders

8. Plan of Distribution .................................................   Outside Front Cover Page; Plan of
                                                                            Distribution

9. Description of Securities to be Registered ...........................   Description of Capital Stock

10.Interests of Named Experts and Counsel ...............................   Not Applicable

11.Material Changes .....................................................   Not Applicable

12.Incorporation of Certain Information by Reference ....................   Incorporation of Certain Documents by
                                                                            Reference
13.Disclosure of Commission Position on Indemnification of
   Securities Act Liabilities ...........................................   Not Applicable

                   SUBJECT TO COMPLETION, DATED MAY 21,1997


                                   PROSPECTUS
                                7,997,154 SHARES
                           THE NATIONAL REGISTRY INC.
                                  COMMON STOCK

      This Prospectus relates to an aggregate of 7,997,154 shares of common stock, $.01 par value per share (the "Common Stock"), of The National Registry Inc., a Delaware corporation (the "Company"), of which 6,251,994 shares (the "Conversion Shares") are issuable by the Company upon the conversion of certain shares of the Company's Series C Preferred Stock, $.01 par value per share (the "Series C Preferred Stock"), 400,000 shares are issuable upon exercise of warrants originally issued to the holders of the Conversion Shares (the "Conversion Warrant Shares") and 1,345,160 shares (the "Selling Stockholder Shares," and, collectively with the Conversion Shares and the Conversion Warrant Shares , the "Shares") which may be sold by the other selling stockholders named herein (the "Other Selling Stockholders" and, collectively with the holders of Conversion Shares, the "Selling Stockholders"). The Conversion Shares are being offered for sale by the Company to the holders of the Series C Preferred Stock, and the Selling Stockholder Shares and the Conversion Warrant Shares are being offered by the Other Selling Stockholders. The conversion price of the Series C Preferred Stock is the lower of $2.375 and 82.5% of the average closing bid price for the five trading days prior to the applicable conversion date. See "Description of Capital Stock -- Series C Preferred Stock" below. The Selling Stockholder Shares may be offered by the applicable Selling Stockholders for their own account at any time and from time to time in the over-the-counter market, in block trades or otherwise at prices to be negotiated at the time of sale. Of the Selling Stockholder Shares being offered hereby, an aggregate of 899,925 shares of Common Stock, subject to adjustment if certain anti-dilution provisions become operative (the "Warrant Shares"), are issuable upon the exercise of warrants held by certain Other Selling Stockholders (the "Warrants"). See "Selling Stockholders."

      Although the Company will receive proceeds in the event the Warrants are exercised, the Company will not receive any proceeds from the issuance or sale of the Shares offered hereby. There is no assurance that any of the Warrants will be exercised or that any of the Shares will be sold.


      The Common Stock is listed on the NASDAQ SmallCap Market under the symbol "NRID." On May 20, 1997, the last reported sale price for the Common Stock on the NASDAQ SmallCap Market was approximately $1.50 per share.


      THE SHARES OF COMMON STOCK OFFERED HEREBY ARE HIGHLY SPECULATIVE AND
          INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 7.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The Selling Stockholders, acting as principal for their own account, directly or through agents, dealers or underwriters to be designated from time to time, may sell the Shares from time to time on terms to be determined at the time of sale. To the extent required, the number of Shares to be sold, the respective purchase price and public offering price, the name of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each Selling Stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchases of the Shares.


             The date of this Prospectus is May ____, 1997.


      NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the NASDAQ SmallCap Market. Such material can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a Web site, HTTP://WWW.SEC.GOV, that contains reports, proxy and information statements and other information electronically filed by the Company.

      The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") (which together with any amendments thereto is referred to as the "Registration Statement"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to the Registration Statement (including documents incorporated by reference therein) and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement (including documents incorporated by reference therein), reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company incorporates by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act (File No. 0-20270):

      1. Annual Report of the Company on Form 10-K for the year ended December 31, 1996;

      2. Amendment to Annual Report of the Company on Form 10-K/A for year ended December 31, 1996, as filed on April 30, 1997;

      3. Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1997; and

      4. The description of the Common Stock contained in Item 1 of the Company's Form 8-A for Registration of Certain Classes of Securities filed with the Commission pursuant to Section 12(g) of the Exchange Act on October 19, 1992.


      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Copies of all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) will be provided without charge to each person, including any beneficial owner, who receives a copy of this Prospectus on the request of such person made to: The National Registry Inc., c/o Investor Relations, 2502 Rocky Point Drive, Tampa, Florida 33716; telephone number (813) 636-0099.


                          FORWARD-LOOKING STATEMENTS


      Except for the historical information contained herein, certain of the matters discussed in this Prospectus are "forward-looking statements" as defined in Section 27A of the Securities Act which involve certain risks and uncertainties which could cause actual results to differ materially from those discussed herein. Such risks and uncertainties include, but are not limited to, the Company's limited operating history and substantial accumulated net losses, the Company's need for additional funds, technological and market uncertainty, competition, the Company's dependence upon a software licensor, the Company's dependence on patents and other proprietary rights, control of the Company, the possibility of liquidation or bankruptcy of the Company, NASDAQ SmallCap Market eligibility and maintenance requirements, the possible delisting of the Company's Common Stock from the NASDAQ SmallCap Markets, shares of the Company's capital stock eligible for future public sale, the limited liquidity of the Common Stock and the market price volatility of the Common Stock. See "Risk Factors" and the Company's periodic reports and other documents filed with the Commission for further discussions of these and other risks and uncertainties applicable to the Company and its business.

                                  THE COMPANY


GENERAL

      The Company is engaged in the design, development and marketing of electronic identification software and hardware products, utilizing biometric identification technology. Biometric identification technology analyzes and measures certain biological characteristics of an individual, such as a fingerprint or voiceprint, to create a unique digital code which can be electronically stored and retrieved to positively identify that individual. The Company believes that biometric identification technology provides a more reliable means of identification and, therefore, potentially greater security than non-biometric methods which currently rely upon cards, keys, passwords or personal information to identify an individual. These non-biometric identifiers can be lost, stolen, duplicated, transferred or discovered by unauthorized persons.

      The Company was organized by J. Anthony Forstmann, the Company's Chairman of the Board, on October 23, 1991. The Company was the surviving corporation following the completion of a merger on February 20, 1992 with Topsearch, Inc., a publicly traded company. The principal executive offices of the Company are located at 2502 Rocky Point Drive, Tampa, Florida 33716, and its telephone number is (813) 636-0099. Further information is available through the Company's World Wide Web Site: http://www.nrid.com.

                                 RISK FACTORS

      AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT IN THE SHARES:


LIMITED OPERATING HISTORY

      From its commencement of business in October 1991, the Company has been principally engaged in organizational, development and marketing activities. Through March 31, 1997, the Company has reported an accumulated net loss of approximately $34,683,000 and has had only limited revenues. The Company has incurred additional losses from March 31, 1997 to date and expects to continue to incur losses for the foreseeable future. There is no assurance that the Company will be able to achieve significant revenues or any net income in the future. Further, there is no assurance that any bid for a contract made by the Company will be accepted or any proposed contract or potential purchase order in discussion will be completed. Accordingly, the Shares offered hereby are highly speculative and involve a high degree of risk, and purchasers should be prepared to lose their entire investment.

NEED FOR ADDITIONAL FUNDS

     As of March 31, 1997, the Company's working capital was approximately $4,959,000 and its cash balance was approximately $4,997,000. The Company's working capital has continued to decline as a result of losses from operations after March 31, 1997. Management believes that the adequacy of its cash resources will be dependent on its ability to achieve additional sales and, to the extent necessary, obtain additional capital to complete the development and marketing of its finger imaging identification products and services. There can be no assurance that the Company will be able to complete significant sales of its products or services or obtain such aditional capital during 1997. The Company continues to spend net cash at a rate of approximately $550,000 per month (excluding capital expenditures of $225,000 and certain non-recurring expenditures of $250,000 for the quarter) for the first three months of 1997. Such amount will increase depending upon operational decision made by management in its sole discretion. The Company believes that its existing working capital, together with cash from anticipated gross margins from operations and other funding sources, including the possible sale of capital stock, will be sufficient to meet its expected working capital needs for at least the next twelve months assuming revenues for 1997 are at least equal to the revenues realized in 1996. However, absent a significant increase in sales, the Company will require additional funds thereafter to continue, among other things, development, testing and marketing of its finger imaging identifications products and services and to maintain its operations. There is a significant likelihood that such additional funds will not be available on terms acceptable to the Company, if at all. It is likely that any such additional infusion of capital would be in the form of the sale and issuance of additional shares of Common Stock, which may substantially increase the number of shares of Common Stock outstanding on a fully-diluted basis. The failure to obtain such additional funds may cause the Company to cease or curtail operations. Even if such additional funding is obtained, there can be no assurance that the Company will be able to complete the developing and testing of its products and services or, if completed, that it will be able to consummate significant sales of its products or services.

TECHNOLOGICAL AND MARKET UNCERTAINTY

      The development of the Company's products and services may be impeded by problems relating to the development, production, distribution or marketing of its products and services, which problems may be beyond the financial and technical abilities of the Company to solve. Technology employed in finger image identification is subject to rapid change. More advanced or alternate or less costly technology, employed by competitors currently or in the future, and not available to the Company could give such competitors a significant advantage over the Company. In addition, concerns about unauthorized (including government) access to private information may impede market acceptance of finger image identification systems. Further, there is no assurance that products and services developed by competitors of the Company will not significantly limit the potential market for the Company's products and services or render the Company's products and services obsolete. Finally, there is also no assurance that laws, rules or regulations will not be adopted in such a manner as will materially adversely affect the Company.


COMPETITION

      The Company is attempting to enter a highly competitive business which is dominated by more traditional identification techniques (such as cards, keys, passwords and personal information). A number of companies also have automated finger image identification technology and have sold systems incorporating such technology in the United States, including Digital Biometrics Inc., Fingermatrix Inc., Indentix Inc., NEC Technologies, Inc., North American Morpho Systems, Inc. and Printrak International Inc. In addition, the Company is aware of several other companies which produce or are developing other biometric technologies which may compete with the Licensed Technology (as defined below). Such technologies include, but are not limited to, identification by eye retina blood vessel patterns, hand geometry and signature analysis. The Company's products and services compete with various companies which have substantially greater resources than the Company and are better equipped than the Company. There is no assurance that the Company will be able to compete successfully against other parties or technologies.

DEPENDENCE UPON SOFTWARE LICENSOR

     The Company has acquired certain rights to certain finger image identification software (the "Licensed Technology") under a license agreement, dated as of April 1, 1992, as amended by an amendment dated March 10, 1994 (as amended, the "License Agreement") with Cogent Systems, Inc. (the "Software Licensor"), which agreement may generally be terminated by the Software Licensor in the event the Company fails to pay license fees (including minimum specified payments) or commits any other material breach of any covenant of the License Agreement. Under the terms of the License Agreement, the Software Licensor granted the Company a worldwide exclusive license, commencing April 1, 1992 and expiring October 1, 1999, to all commercial applications of the Software Licensor's finger image identification technology and worldwide non-exclusive rights to the Software Licensor's finger image identification technology for governmental applications, other than those relating to law enforcement, with respect to which no rights were granted to the Company. On March 10, 1994, the Company entered into an amendment to the License Agreement pursuant to which the term of the License Agreement will be extended until October 1, 2009, provided that the Company makes a $10 million cash payment to the Software Licensor on or prior to October 1, 1999 (the "Extension Payment"), in addition to paying ongoing licensing fees. Although the Company was not in default under such agreement as of the date hereof, there is no assurance that such defaults will not occur in thefuture or that the Company will make the Extension Payment resulting in the Company's loss of its rights in and to the Licensed Technology.


      Regardless of whether the Extension Payment is made, pursuant to the License Agreement, certain exclusive rights with respect to commercial markets which the Company has failed to enter as of April 1, 1997 may become nonexclusive at any time after April 1, 1997 upon five days' written notice by the Software Licensor to the Company. To date, the Company believes it has entered into the following commercial markets, among possible others:



                MARKET                   SIC CODE GROUP
                ------                   --------------


Commercial Banks; Credit Unions                 60
Health Services                                 80
Business Consulting                             87
Computer & Data Processing Services             73
Computer & Office Equipment Manufacturing       35
Insurance Carrier                               63


      To the extent the Company fails to enter into any additional commercial markets or in the event it is determined that the Company in fact did not enter into any of the above commercial markets (including any segment thereof) within the meaning of the License Agreement, the Company stands to lose its exclusivity in those markets, which loss of exclusivity could materially and adversely affect the Company's future prospects. There is no assurance the Company will enter into any additional commercial markets.

      Any loss of the Licensed Technology would substantially impair (if not entirely preclude) the Company's ability to continue to conduct its business unless the Company was able to make arrangements to obtain alternative technology from another source, as to which there is no assurance.


DEPENDENCE ON PATENTS AND OTHER PROPRIETARY RIGHTS

      The Company has no rights, other than pursuant to the License Agreement, to use any patents or other intellectual property of the Software Licensor or any other third party. The competitive nature of the Company's industry makes any patents and patent application to which the

Software Licensor has rights potentially important to the Company. However, the Software Licenser has recently had certain patent applications rejected and there is no assurance that anypatents will be issued to the Software Licensor, or that any issued patents, or any patents applied for, will prove enforceable, or that the Company will derive any competitive advantage from such patents or applications. Because the Company's rights to governmental applications of the Licensed Technology are not exclusive, the Company may experience competition in this area from other products and services incorporating the Licensed Technology.

      On October 28, 1994, the Company filed two patent applications in connection with the ergonomic design and optical system to be used in its microreader optical scanner reader system, both of which include allowed claims. On October 27, 1995, corresponding international patent applications were filed for the October 1994 patent application. On August 18, 1996 and January 12, 1997, the Company's two patent applications were granted. While the Company believes that having such patents should give the Company a competitive advantage, there is no assurance that a competitive advantage will exist because of such patents. In the event the Company is unable to enforce or protect such patents, as to which there is no assurance, it could lose certain competitive advantages, if any, it may have in connection with the scanner line.

      The Company also relies on unpatented know-how, trade secrets and continuing research and development. As a result, the Company may not have any protection from other parties who independently develop the same know-how or trade secrets. Proprietary protection of the Company's products and services may be important to its business, and the Company's failure or inability to maintain such protection could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Moreover, while the Company does not believe that the production and sale of the Company's proposed products or services would infringe on rights of third parties, if the Company's proposed activities were to infringe on such rights, failure to obtain all needed licenses from such third parties would have a material adverse effect on the Company's ability either to complete the development of certain products or to arrange for the production, marketing and sale of such products and services. Failure to obtain any such licenses could adversely impact the Company's results of operations.

CONTROL OF THE COMPANY

      As of May 20, 1997, J. Anthony Forstmann and RMS Limited Partnership, a Nevada limited partnership controlled by Roy M. Speer ("RMS"), beneficially own approximately 17.4% and 15.3% of the Common Stock, respectively. Mr. Forstmann and RMS are parties to a certain stockholders' voting agreement pursuant to which they agreed to vote certain shares for directors nominated by the other, and not to vote in favor of certain specified actions unless mutually agreed to by Mr. Forstmann and RMS. Accordingly, such persons, acting together, are in a position immediately to exercise significant control over the general affairs of the Company, to control the vote on any matters presented to stockholders and direct the business and policies of the Company. Control of the Company may also be impacted by certain possible events. See "Shares Eligible For Future Sale" and "Shares Eligible For Future Sale."

LIQUIDATION OR BANKRUPTCY

      In the event of the insolvency, liquidation, bankruptcy, reorganization, dissolution or other winding up of the Company, creditors of the Company and the holders of the Series A Preferred Stock and Series C Preferred Stock will be entitled to payment in full before holders of Common Stock will be entitled to receive any payments.

NASDAQ SMALLCAP MARKET ELIGIBILITY AND MAINTENANCE REQUIREMENTS; POSSIBLE DELISTING OF SECURITIES FROM THE NASDAQ SMALLCAP MARKET


     The Board of Governors of the National Association of Securities Dealers, Inc. has established certain standards for the continued listing of a security on the NASDAQ SmallCap Market. The maintenance standards require, among other things, that an issuer have total assets of at least $2 million and total equity of at least $1 million and that the minimum bid price for the listed securities be $1.00 per share. A deficiency in either the market value of the public float or the bid price maintenance standard will be deemed to exist if the issuer fails the individual stated requirement for ten consecutive business days. If an issuer falls below the bid price maintenance standard, it may remain listed on the NASDAQ SmallCap Market if the market value of the public float is at least $1 million and the issuer has at least $2 million in total equity. As of March 31, 1997, the Company had total assets of approximately $7.35 million and total equity of approximately $6.28 million. On November 6, 1996, the Board of Directors of the NASDAQ Stock Market, Inc. approved various proposed changes to the above maintenance criteria. NASDAQ has proposed to augment the maintenance criteria for the NASDAQ SmallCap Market to require net tangible assets of $2 million or net income of $500,000 in two of the last three years or a market capitalization of at least $35 million, as well as adoption of the corporate governance standards applicable to NASDAQ National Market issuers. Such corporate governance standards could require the Company obtain stockholder approval of certain significant issuances of securities which approval requirement might make it more difficult or impracticable to raise additional capital on a basis (E.G., at an issuance price less than the greater of book value or market price) satisfactory to certain financing sources. In March 1997, such proposed amendments were filed with the Commission for their review. As of May 20, 1997, the Commission was still considering such proposals and was reviewing comments received from the public on such proposals. In the event the Company fails to satisfy the NASDAQ SmallCap Market maintenance requirements described above, the Common Stock could be delisted from the NASDAQ SmallCap Market and quotations would no longer be available on NASDAQ. If the Common Stock were excluded from the NASDAQ SmallCap Market, it would adversely affect the prices of such securities and the ability of holders to sell them.


SHARES ELIGIBLE FOR FUTURE SALE

      Sales of shares of Common Stock in the public market (or the perception that such sales would occur), could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital. In part as a result of sales (or the perception of the possibility of sales) of Common Stock pursuant to this Prospectus and the Registration Statement of which this Prospectus is a part, the market price for the Company's Common Stock is likely to be volatile. There can be no assurance that this volatility will not have an adverse effect on the market price of the Company's Common Stock. See "Shares Eligible for Future Sale" below.


     Holders of substantially all of the Company's 34,770,740 outstanding shares of Common Stock as of May 20, 1997 and substantially all of the approximately 17,524,073 shares of Common Stock issuable as of May 20, 1997 upon the exercise of outstanding options or warrants or conversion of outstanding convertible securities may sell such shares publicly or have the right to require registration of such shares, to permit such public sales. By letter dated February 10, 1997, Home Shopping Network, Inc. ("Home Shopping Network") requested the registration of the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock, $.01 par value per share, of the Company (6,363,154 shares of Common Stock), which, upon the registration of such shares of Common Stock, may be sold in the public market. In addition, the 7,997,154 Shares offered hereby, plus such indeterminable additional number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock based upon the conversion formula, may also be sold in the public market. See "Description of Capital Stock - Series C Preferred Stock."

     Furthermore, as of May 20, 1997, there have been granted and are outstanding and unexercised under the Company's 1992 Stock Incentive Plan (the "Plan") options to purchase an aggregate of approximately 1,500,500 shares of Common Stock. The Company has registered or will register under the Securities Act all of the shares of Common Stock that may be issued upon exercise of the foregoing stock options as well as options that may be granted under the Plan in the future, and such shares of Common Stock either issuable upon exercise of currently outstanding options or issuable upon exercise of options that may be granted under the Plan will be eligible for sale by the holders thereof to the general public without further registration or compliance with the requirements of Rule 144 (except that affiliates of the Company must comply with the volume limitations of Rule 144). In addition, the Company has granted and are outstanding as of May 20, 1997, outside of the Plan, options to purchase an aggregate of approximately 100,333 shares of Common Stock to certain employees and intends to register for re-sale the shares of Common Stock that may be issued upon exercise of such stock options.

      If any of the above-mentioned shares of Common Stock were sold, whether pursuant to a registration statement or through a transaction undertaken in compliance with Rule 144, the public market, if any, of the Common Stock could be adversely affected.

LIMITED LIQUIDITY OF THE COMMON STOCK


     There is a limited public market for the shares of Common Stock. The Common Stock has been listed on the NASDAQ SmallCap Market since April 27, 1993. From April 27, 1993 through April 30, 1997, the average daily trading volume of the Common Stock on the NASDAQ SmallCap Market was approximately 154,850 shares. There is no assurance that there will continue to be a public trading market for the Common Stock or that such market will be active or will be sustained at any specific level. The public trading market for the Common

Stock has been limited, and the market price for the Common Stock may not necessarily reflect the value of the Company.

MARKET PRICE VOLATILITY


      There has been a history of significant volatility in the market prices of securities of technology companies. Various factors and events, such as announcements by the Company or its competitors concerning new product developments, governmental or other contracts, and developments or disputes relating to patents or proprietary rights, may contribute to volatility and may have a significant impact on the Company's business, financial condition, results of operation and prospects and on the market price of the Common Stock. In addition, there is no assurance that the market price of the Common Stock bears or will bear any relationship to the value of the Company.


                                USE OF PROCEEDS

      The Company will not receive any proceeds from any sales of Common Stock under this Prospectus by the Selling Stockholders. If the Warrants are exercised in full, the Company would receive gross proceeds of approximately $154,850, which would be added to working capital which the Company currently expects will be used for the development, testing, marketing and sales of the Company's products and services. There is no assurance that the Warrants will be exercised or, if exercised, exercised in full.

                             SELLING STOCKHOLDERS


      Of the 7,997,154 shares of Common Stock offered by this Prospectus, (i) up to 6,251,994 of Conversion Shares are being offered by the holders of Series C Preferred Stock, which shares are issuable upon conversion of shares of Series C Preferred Stock issued in connection with the 1997 Private Placement; (ii) up to 400,000 shares are being offered by the holders of warrants (the "Purchasers Warrants") granted to Clearwater Fund IV, LLC ("Clearwater Fund") and JNC Opportunity Fund Ltd. ("JNC Fund"), which warrants were issued as part of the 1997 Private Placement, which shares are issuable upon exercise of the Purchasers Warrants; (iii) up to 140,000 shares are being offered by the holders of warrants (the "Finders Warrants") granted to Corporate Communications Network, Inc. ("CCN"), Wharton Capital Partners, Ltd. ("Wharton Capital"), and Perry J. Scheer ("Scheer"), as part of the consideration paid to Wharton Capital and CCN which acted as finders in connection with the 1997 Private Placement, which shares are issuable upon the exercise of the Finders Warrant; (iv) up to 284,585 shares are being offered by the holders of a warrant (the "Swartz Warrant") originally granted to Swartz Investments, LLC ("Swartz Investments"), which acted as placement agent in connection with a 1996 private placement, which shares are issuable upon the exercise of the Swartz Warrant; (v) up to 75,340 shares are being offered by Sands Brothers & Co., Ltd. ("Sands Brothers"), which shares are issuable upon the exercise of a warrant (the "Sands Brothers Warrant" and together with the Purchasers Warrants, the Finders Warrants, and the Swartz Warrant, the "Warrants") granted to

Sands Brothers, which acted as placement agent in connection with a 1994 private placement; and (vi) 845,235 shares are being offered by certain Other Selling Stockholders set forth in the table below. Additional shares of Common Stock may be sold pursuant to this Prospectus in the event the conversion ratio applicable to the Series C Preferred Stock increases or in the event certain anti-dilution provisions of the Warrants become operative.

      Pursuant to the terms of the Purchasers Warrants and the Finders Warrants, Clearwater Fund, JNC Fund, CNN, Wharton Capital and Scheer, or their respective designees, may purchase up to 285,714 shares, 114,286 shares, 70,000 shares, 50,000 shares, and 20,000 shares of Common Stock, respectively, at a purchase price of $2.6125 per share, subject to certain adjustments from time to time. The Purchasers Warrants and the Finders Warrant granted to CCN are exercisable at any time on or prior to February 4, 2002. The Finders Warrants granted to Wharton Capital and Scheer are exercisable at any time on or prior to February 4, 2000. In addition, the Company has granted certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Purchasers Warrants (the "Purchasers Warrant Shares") and the Finders Warrants (the "Finders Warrant Shares"). The Purchasers Warrant Shares and the Finders Warrant Shares are being registered pursuant to such registration rights.

      Pursuant to the terms of the Swartz Warrant, Swartz Investments, or its designees, may purchase up to 284,585 shares of Common Stock at a purchase price of $2.53 per share. The Swartz Warrant is exercisable at any time on or prior to January 29, 2001. In addition, the Company has granted certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Swartz Warrant (the "Swartz Warrant Shares"). In addition, pursuant to the terms of the Sands Brothers Warrant, Sands Brothers may purchase up to 75,340 shares of Common Stock at a purchase price of $3.60 per share. The Sands Brothers Warrant is exercisable at any time on or prior to August 5, 1997. In addition, the Company has granted certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Sands Brothers Warrant (the "Sands Brothers Warrant Shares" and, together with the Purchasers Warrant Shares, the Finders Warrant Shares, and the Swartz Warrant Shares, the "Warrant Shares"). The Warrant Shares are being registered pursuant to such registration rights.

      The following table sets forth the names of the Selling Stockholders, the shares of Common Stock owned beneficially by each of them, as of March 10, 1997, the number of shares of Common Stock that may be offered by each of them pursuant to this Prospectus and the number of Shares to be owned by each of them after the completion of the offering, assuming all of the Shares being offered hereby are sold:

                                                                               NUMBER OF SHARES
                                 NUMBER OF SHARES       NUMBER OF SHARES      BENEFICIALLY OWNED
NAME                            BENEFICIALLY OWNED      THAT MAY BE SOLD      AFTER THE OFFERING
----                            ------------------      ----------------      ------------------
Clearwater Fund IV, LLC              4,751,424(1)          4,751,424
JNC Opportunity Fund, Ltd.           1,900,570(1)          1,900,570
Corporate Communications                70,000(2)             70,000                  0
  Network
Wharton Capital Partners, Ltd.          50,000(2)             50,000                  0
Perry J. Scheer                         20,000(2)             20,000                  0
James Agate                            142,500               142,500                  0
Emil Del Prete                         165,000               165,000                  0
Linda Gardlin                          100,000               100,000                  0
William E. Ladin                       150,000               150,000                  0
Philip Beaudoin                        150,000               150,000                  0
Dennis Bernhart                         55,094                55,094                  0
Alexander Miller                        55,094                55,094                  0
Forbes West                             27,547                27,547                  0
Eric Stephan Swartz                    118,018(3)            118,018                  0
Kendrick Family                        118,018(3)            118,018                  0
  Partnership, L.P.
P. Bradford Hathorn                     12,500(3)             12,500                  0
Lance T. Bury                           12,500(3)             12,500                  0
Robert L. Hopkins                        1,500(3)              1,500                  0
Dwight B. Bronnum                        1,500(3)              1,500                  0
Charles Krusen                          11,225(3)             11,225                  0
Enigma Investments Limited               6,324(3)              6,324                  0
David K. Peteler                         3,000(3)              3,000                  0
Sands Brothers & Co., Ltd.              75,340                75,340                  0

      From January 1993 to September 1994, Mr. Del Prete was a vice president of the Company. From July 1992 to March 1995, Ms. Gardlin was a secretary of the
Company. From approximately January 1993 to November 1996, Mr. Beaudoin provided certain services to The National Registry (Canada), a wholly owned subsidiary of the Company.

----------
(1) Represents shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock based upon an assumed conversion price of $1.12 and shares of Common Stock issuable upon exercise of the Purchasers Warrants.

(2) Represents shares of Common Stock issuable upon exercise of the Finders Warrants.

(3) Represents shares of Common Stock issuable upon exercise of the Swartz Warrant.

                         DESCRIPTION OF CAPITAL STOCK

      The following description of the capital stock of the Company is subject to the Delaware General Corporation Law and to provisions contained in the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Bylaws, as amended (the "Bylaws"), copies of which have been filed as exhibits to the documents incorporated herein by reference and to which reference is made for a detailed description of the provisions thereof summarized below.


     As of May 20, 1997, the authorized capital stock of the Company consisted of 1,000,000 shares of Preferred Stock, $.01 par value per share, 450,000 shares of which are issued and outstanding, and 75,000,000 shares of Common Stock, $.01 par value per share, of which 34,770,740 shares are issued and outstanding. Other than the Home Shopping Network, RMS, Francis R. Santangelo (the holder of options to purchase up to 1,000,000 shares of Common Stock) and the holders of the Series C Preferred Stock (who have a right of first refusal in connection with certain debt and equity offerings), holders of capital stock of the Company have no preemptive or other subscription rights. See "Series C Preferred Stock." Of the authorized but unissued shares of Common Stock, (i) an aggregate of 2,241,500 shares are reserved for issuance upon the exercise of options granted or to be granted under the Plan and the additional options granted to certain employees outside of the Plan; (ii) 6,336,154 shares are reserved for issuance upon conversion of the Series A Preferred Stock, $.01 par value per share (the "Series A Preferred Stock" and, collectively with the Series C Preferred Stock, the "Preferred Stock") into Common Stock; (iii) 6,251,994 shares are reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock; (iv) 899,925 shares are reserved for issuance upon the exercise of the Warrants; (v) 1,500,000 shares are reserved for issuance upon the exercise of an option to purchase Common Stock previously granted to RMS (the "RMS Option"); and (vi) 1,000,000 shares are reserved for issuance upon the exercise of an option to purchase Common Stock previously granted to Mr. Santangelo (the "Santangelo Option"); and (vii) approximately 301,000 shares are reserved for issuance upon the exercise of options to purchase Common Stock previously granted to employees of the Company outside of the Plan.


COMMON STOCK

      Each holder of issued and outstanding shares of Common Stock will be entitled to one vote per share on all matters submitted to a vote of the Company's stockholders. Holders of shares of Common Stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of Common Stock will have the ability to elect all of the Company's directors.

      Subject to prior rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share ratably in dividends payable in cash, property or shares of capital stock of the Company, when, as and if declared by the Board of Directors. The Common Stock will rank, with respect to payment of dividends, behind any accrued dividends on any outstanding Preferred Stock. It is highly unlikely that any cash dividends will be paid on the Common Stock in the foreseeable future.

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, any assets legally available for distribution on the Common Stock (i.e., amounts remaining after prior payment in full of all debts and liabilities of the Company and after prior payment in full of the liquidation preference of the Preferred Stock) will be paid ratably to holders of Common Stock.

      All outstanding shares of Common Stock (including the Shares offered hereby) are, and any shares of Common Stock to be issued upon conversion of the shares of Series A Preferred Stock or Series C Preferred Stock will be, fully paid and non-assessable.

PREFERRED STOCK

      The Company is authorized to issue up to 1,000,000 shares of Preferred Stock. The Board of Directors is authorized to fix the voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock.

      The Board of Directors of the Company may, without stockholder approval, issue shares of Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

SERIES A PREFERRED STOCK

      The Company has issued 100,000 shares of the Series A Preferred Stock, which are in the aggregate convertible into a total of 6,336,154 shares of Common Stock. Subject to customary anti-dilution provisions, each share of the Series A Preferred Stock may be converted upon the election of the holder thereof into 6,336,154 shares of Common Stock, although all shares of Series A Preferred Stock shall automatically be converted upon the date on which the Company's cumulative gross revenues since April 28, 1992 exceeds $15 million. As of the date of this Prospectus, all 100,000 outstanding shares of Series A Preferred Stock are owned by Home Shopping Network. Except as otherwise provided by law or the Certificate of Incorporation, the holder of Series A Preferred Stock shall not be entitled to vote on any matters submitted to the stockholders of the Company.

      The holders of Series A Preferred Stock will not at any time be entitled to any dividends. The shares of Series A Preferred Stock are not redeemable at any time.

      Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of the shares of Series A Preferred Stock shall be entitled, before any distribution or payment is made upon any other series of Preferred Stock or Common Stock, to be paid an amount equal to $100 per share, and the holder of Series A Preferred Stock shall not be entitled to any further payment. If upon such liquidation, dissolution or winding up of the Company, the assets to be distributed to the holder of Series A Preferred Stock shall be insufficient to permit payment to such holder of the preferential amount to which it is entitled, then the entire assets of the Company to be so distributed shall be distributed to the holder of Series A Preferred Stock. Upon any such liquidation, dissolution or winding up of the Company, after the holder of Series A Preferred Stock shall have been paid in full the amounts to which it shall be entitled, the remaining net assets of the Company may be distributed to the holders of other series of Preferred Stock and to the holders of Common Stock.

      In connection with its sale of the Series A Preferred Stock, the Company granted to Home Shopping Network a stock purchase right entitling it to purchase a pro rata share of any Common Stock, or securities convertible into Common Stock, sold and issued by the Company pursuant to a public offering or private placement, enabling Home Shopping Network to maintain the percentage ownership of Common Stock that it held immediately prior to such transaction. The purchase price per share to be paid by Home Shopping Network for such shares shall be equal to the purchase price of any shares sold in such public offering or private placement. Such stock purchase right expires on April 28, 1997.

SERIES C PREFERRED STOCK

      The Series C Preferred Stock may be converted into Common Stock, at the election of the holder thereof as follows: (i) 33% of the shares of Series C Preferred Stock, at any time after 121 days after the original issue date (the "Original Issue Date"); (ii) an additional 33% of the shares of Series C Preferred Stock, at any time after the date which is 151 days after the Original Issue Date; and (iii) the balance of the shares of Series C Preferred Stock, at any time after the date which is 181 days after the Original Issue Date. All shares of Series C Preferred Stock issued and outstanding on the third anniversary of the Original Issue Date will automatically convert into shares of Common Stock. The shares of Series C Preferred Stock will be convertible into Common Stock at a conversion price per share (a "Conversion Price") which is the lower of:

            (i)   $2.375; or

            (ii) 82.5% of the average closing bid price for the five trading days prior to the applicable conversion date.

      The holders of Series C Preferred Stock are entitled to receive dividends equal to 6% per annum, payable at the option of the Company in cash or, subject to certain conditions, in shares of Common Stock, quarterly in arrears.

      Except as otherwise provided herein and as otherwise provided by law, the holders of Series C Preferred Stock shall have no voting rights. However, so long as any shares of Series C Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the shares of the Series C Preferred Stock then outstanding, (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or (ii) authorize or create any class of stock ranking as to dividends or distribution of assets upon a Liquidation (as defined below) senior to or prior to the Series C Preferred Stock.

      Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "Liquidation"), the holders of the shares of Series C Preferred Stock shall be entitled, to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series C Preferred Stock an amount equal to the sum of $20 (the "Stated Value") and all accrued but unpaid dividends per share, whether declared or not, before any distribution or payment shall be made to the holders of any shares of Common Stock and all other equity securities of the Company which are junior in rights and liquidation preferences to the Series C Preferred Stock, and the holders of Series C Preferred Stock shall not be entitled to any further payment. If upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of Series C Preferred Stock shall be insufficient to permit full payment to such holders of Series C Preferred Stock, then the entire remaining assets of the Company so distributed shall be distributed to the holders of Series C Preferred Stock on a pro rata basis. A sale, conveyance or disposition of all or substantially all of the assets of the Company or the effectuation by the Company of a transaction or series of related transaction in which more than 50% of the voting power of the Company is disposed of, or a consolidation or merger of the Company with or into any other company or companies shall not be treated as a Liquidation, but instead shall be subject to conversion.

      The Company shall have the right, exercisable at any time upon 30 days notice to the holders of the Series C Preferred Stock given at any time after the Original Issue Date to redeem, all or any portion of the shares of Series C Preferred Stock which have not previously been converted or redeemed. The redemption will be at a per share price equal to the product of (x) the average closing bid price for the five trading days prior to the date of the redemption notice referenced above and (y) a fraction, of which the numerator is the Stated Value plus any accrued but unpaid dividends per share, and of which the denominator is the Conversion Price applicable if the Series C Preferred Stock had been converted into Common Stock on the date of such redemption. Holders of the Series C Preferred Stock may convert any shares of Series C Preferred Stock, including shares subject to a redemption notice given, during the period from the date of such redemption notice through the 30th day thereafter.

      For the period commencing on February 6, 1997 and ending on August 5, 1997, the holders of Series C Preferred Stock have a right to purchase certain equity or equity-equivalent securities the Company proposes to issue on the same terms as contemplated for such proposed issuance, if such securities are offered at a price which is, or the face thereof, or implied therein, less than the market price or fair market value for such securities.

THE DELAWARE BUSINESS COMBINATION ACT

      Section 203 (the "Delaware Business Combination Act") of the Delaware General Corporation Law (the "DGCL") imposes a three-year moratorium on business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" (in general, a stockholder beneficially owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (i) prior to an interested stockholder becoming such, the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming such; (ii) upon consummation of the transaction resulting in an interested stockholder becoming such, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and certain employee stock plans); or (iii) on or after an interested stockholder becomes such, the business combination is approved by (a) the Board of Directors and (b) holders of at least 66-2/3% of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders. The term "business combination" is defined generally to include mergers or consolidations of the corporation or its majority-owned subsidiary, sales, leases or other transfers or dispositions of the assets or stock of the corporation or its majority-owned subsidiary and transactions which increase an interested stockholder's percentage ownership of stock of the corporation or its majority owned subsidiary.

      The Delaware Business Combination Act applies to certain corporations incorporated in the State of Delaware unless the corporation expressly elects not to be governed by such legislation and sets forth such election in (i) the corporation's original certificate of incorporation; (ii) an amendment to the corporation's bylaws as adopted by the corporation's board of directors within 90 days of the effective date of such legislation; or (iii) an amendment to the corporation's certificate of incorporation or bylaws is approved by (in addition to any other vote required by law) the affirmative vote of a majority of the shares entitled to vote (however, such amendment would not be effective until 12 months after the date of its adoption and would not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to the adoption of such amendment). The Company has not made such an election and is subject to the Delaware Business Combination Act.

DIRECTOR LIABILITY PROVISIONS

      As permitted by the DGCL, the Certificate of Incorporation contains a provision which eliminates under certain circumstances the personal liability of Directors (only in their capacities as Directors of the Company) to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a Director. The provision in the Certificate of Incorporation does not change a Director's duty of care, but it does authorize the Company to eliminate monetary liability for certain violations of that duty, including violations based on grossly negligent business decisions which may include decisions relating to attempts to change control of the Company. The provision does not affect the availability of equitable remedies for a breach of duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty; however, in certain circumstances equitable remedies may not be available as a practical matter. The provision in the Certificate in no way affects a Director's liability under the federal securities laws. In addition, the Bylaws indemnify its past and current Directors and officers for, and provides advancements in respect of all expense, liability and loss reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, either civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a Director or officer of the Company.

GENERAL

      It is possible that the Company's ability to issue Preferred Stock and the provisions of the Delaware Business Combination Act may discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Company's Common Stock. This could have the incidental effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of the Company's Common Stock which often result from actual or rumored takeover attempts. In addition, the limited liability provisions in the Certificate of Incorporation with respect to Directors and the indemnification provisions in the Bylaws with respect to Directors and officers may discourage stockholders from bringing a lawsuit against Directors for breach of their fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against Directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent that costs of settlement and damage awards against the Company's Directors and officers are paid by the Company pursuant to the indemnification provisions contained in the Bylaws described above.

                                TRANSFER AGENT

      The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91201.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market (including in this Offering) could adversely affect the market price of the Common Stock. In addition to the approximately 24,670,586 shares which are freely tradeable as of May 20, 1997, the Company may issue 6,251,994 shares of Common Stock pursuant to this Prospectus and certain Other Selling Stockholders are entitled to dispose of 1,745,160 shares of Common Stock pursuant to this Prospectus plus such indeterminable additional number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock based upon the conversion formula and upon exercise of the Warrants in the event certain anti-dilution provisions become operative. See "Description of Capital Stock -- Series C Preferred Stock." All such shares will become freely tradeable upon their issuance or sale pursuant to this Prospectus.

     All of the remaining approximately 10,100,154 outstanding shares of Common Stock may be sold in the future in compliance with Rule 144 or upon any registration thereof under the Securities Act. Pursuant to Rule 144, a person holding restricted shares of Common Stock for a period of one year may sell every three months in "brokers transactions" and/or "market maker" transactions (each as defined in Rule 144) an amount equal to the greater of (i) one percent (1%) of the Company's issued and outstanding Common Stock or (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares of Common Stock without any quantity limitation by a person who is not an affiliate of the Company at the time of such sale and during the three months preceding such sale and who has satisfied a two-year holding period. The Commission issued final rules in Release 33-730 shortening the holding periods under Rule 144 for resales of limited amounts of restricted securities from two years to one year and for unlimited resales by non-affiliates from three years to two years. The revised holding periods are applicable to all securities, whether acquired before or after the April 21, 1997 effective date of the amended rules.

      Pursuant to that certain Stock Purchase Agreement, dated as of April 28, 1992, by and between Home Shopping Network and the Company, Home Shopping Network has, subject to the terms and conditions provided therein, the right to three demand registrations and unlimited piggyback registrations with respect to the 6,336,154 shares of Common Stock issuable upon conversion of its 100,000 shares of Series A Preferred Stock. On February 10, 1997, Home Shopping Network exercised a demand registration right to register such shares of Common Stock and waived its piggyback registration right with respect to this Registration Statement.

      In addition, pursuant to that certain Stock Purchase Agreement, dated as of March 14, 1995, by and among RMS, Mr. Santangelo and the Company (the "RMS Stock Purchase Agreement"), RMS and Mr. Santangelo have, subject to the terms and conditions provided therein, the right to three demand registrations and unlimited piggyback registrations in connection with the 4,000,000 shares of Common Stock purchased by RMS pursuant to the RMS Stock Purchase Agreement, the 1,500,000 shares of Common Stock issuable upon the exercise of the RMS Option and the 1,000,000 shares of Common Stock issuable upon the exercise of the Santangelo option.

      Further, pursuant to the Registration Rights Agreement, dated as of January 31, 1997, by and between the Company and the purchasers of the Series C Preferred Stock, the holders of the Series C Preferred Stock have the right to have the Conversion Shares registered under the Securities Act. This Registration Statement would satisfy such right. In addition, such holders would have the right, in certain circumstances, to unlimited piggyback registration.

     As of May 20, 1997, there have been granted under the Company's 1992 Stock Incentive Plan options to purchase an aggregate of approximatley 1,500,500 shares of Common Stock at prices ranging from $.01 to $4.00 per share. To date, options exercisable for approximately 233,000 shares of Common Stock have vested. To the extent that the market price of Common Stock at the time of exercise exceeds the exercise price, the exercise of these options would have a dilutive effect. Further, holders of the foregoing options are likely to exercise them at a time when the Company could receive funds from the sale of its securities at a higher price. The Company has registered under the Securities Act all of the shares of Common Stock that may be issued upon exercise of the foregoing stock options as well as options that may be granted under the foregoing plan in the future. In addition, the Company has granted as of May 20, 1997, outside of the Plan, options to purchase an aggregate of approximately 100,333 shares of Common Stock to certain employees and intends to register for re-sale the shares of Common Stock that may be issued upon the conversion of such stock options. Accordingly, shares of Common Stock either issuable upon exercise of currently outstanding options or issuable upon exercise of options that may be granted under the Company's existing stock option plan, when issued, will be eligible for sale by the holders thereof without further registration or compliance with the requirements of Rule 144 under the Securities Act (except that affiliates of the Company must comply with the volume limitations of Rule 144).

                             PLAN OF DISTRIBUTION

      The Conversion Shares are being offered directly by the Company to the holders of Series C Preferred Stock, without an underwriter, and will be issued upon conversion of such Series C Preferred Stock according to their terms.

      The Company will not receive any proceeds from any sales of Common Stock under this Prospectus by the Selling Stockholders. If the Warrants are exercised in full, the Company would receive gross proceeds of $2,401,974, which would be added to working capital. There is no assurance that any of the Warrants will be exercised.

      The Shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, broker-dealers or agents, which may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agents. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" under the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

      At the time a particular offer of the Shares is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the number of the Shares being offered, the names of the Selling Stockholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, the purchase price paid by any underwriter for the Shares purchased from the Selling Stockholders, any discounts, commissions or other items constituting compensation received from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, and the proposed selling price to the public.

      The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices in or through privately negotiated transactions, or in one or more transactions, including block transactions, on the NASDAQ SmallCap Market or on any other market or stock exchange on which the Shares may be listed in the future pursuant to and in accordance with the applicable rules of such market or exchange or otherwise. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and any underwriters. From time to time the Selling Stockholders may engage in short sales, including short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith. Further, except as set forth herein, the Selling Stockholders are not restricted as to the number of Shares which may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time, which may have a depressive effect on the market price of the Common Stock. The Selling Stockholders may also pledge Shares as collateral for margin accounts, and such shares could be resold pursuant to the terms of such accounts.

      There is no assurance that the Selling Stockholders will sell any or all of its Shares offered hereby.

      In order to comply with the applicable securities laws of certain states, if any, the Shares will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in certain states the Shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of securities may not simultaneously engage in market making activities with respect to such securities for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-3 and 10b-5 in connection with transactions in the Selling Stockholder Shares during the effectiveness of the Registration Statement of which this Prospectus is a part. All of the foregoing may affect the marketability of the Shares.

      The Company will pay all of the expenses, including, but not limited to, fees and expenses with respect to required NASDAQ filings, and in compliance with state securities or blue sky laws, incident to the registration of the Shares, other than underwriting discounts and selling commissions, and fees or expenses, if any, of counsel or other advisors retained by the Selling Stockholders.

                                    EXPERTS


     The financial statements of the Company appearing in The National Registry's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

      Securities and Exchange Commission registration fee       $  3,635
      NASD Listing Fee...................................       $  7,500
      Accounting fees and expenses.......................       $ 30,000
      Legal fees and expense.............................       $ 50,000
      Miscellaneous......................................       $  8,865
                                                                --------
           Total.........................................       $100,000


*Estimated.

      None of the expenses of issuance and distribution of the Shares is to be borne by the Selling Stockholders.

Item 15.   Indemnification of Directors and Officers.

      Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an "agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted as an Agent, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 of the DGCL further provides, among other things, that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of an Agent of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL. Article Ninth of the Registrant's Certificate of Incorporation and Article VI of the Registrant's Bylaws entitles officers and directors of the Registrant to indemnification to the full extent permitted by Section 145 of the DGCL, as the same may be amended or supplemented from time to time, and Article VI of the Registrant's Bylaws allows the Registrant to purchase insurance for the benefit of the officers and directors of the Registrant.

      Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (including certain unlawful dividends or stock repurchases); or (iv) for any transaction from which the director derived an improper personal benefit. Article Tenth of the Registrant's Certificate of Incorporation provides that no director of the Registrant shall have any personal liability to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director (i) for breach of such director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases); or (iv) for any transaction from which such director derived an improper personal benefit. Amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

      The Registrant provides insurance from commercial carriers against certain liabilities incurred by its directors and officers.

Item 16.   Exhibits.

Exhibit No. Description

4.1 Certificate of the Voting Powers, Designations, Preferences, Rights Qualifications, Limitations and Restrictions of the Series A Preferred Stock of the Company (incorporated by reference to Exhibit
           4.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1992).

4.2 Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and Other Special Rights and the Qualifications, Limitations, Restrictions, and Other Distinguishing Characteristics of Series C Preferred Stock (incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K, dated February 6, 1997).

23         Consent of Ernst & Young LLP.

Item 17.   Undertakings.

      The undersigned registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (a) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in its Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Tampa, State of Florida, on May 20, 1997.


                                      THE NATIONAL REGISTRY INC.


                                      By:  /s/ JOHN L. GUSTAFSON
                                           -------------------------------------
                                           Name: John L. Gustafson
                                           Title: President and
                                                  Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



      Date: May 20, 1997                   /s/ JOHN L. GUSTAFSON
                                           -------------------------------------
                                           John L. Gustafson
                                           President, Chief Executive Officer
                                           and Director

      Date: May 20, 1997                   /s/ DAVID E. BROGAN
                                           -------------------------------------
                                           David E. Brogan
                                           Chief Financial Officer and Chief
                                           Accounting Officer

      Date: May 20, 1997                   /s/ J. ANTHONY FORSTMANN
                                           -------------------------------------
                                           J. Anthony Forstmann
                                           Chairman and Director

      Date: May 20 1997
                                           /s/ W. LEE SHEVEL
                                           -------------------------------------
                                           W. Lee Shevel
                                           Director

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
EXHIBIT NO.                      DESCRIPTION                        PAGE NUMBER

 4.1 Certificate of the Voting Powers, Designations, Preferences, Rights, Qualifications, Limitations and Restrictions of the Series A Preferred Stock of the Company (incorporated by reference to Exhibit
             4.1 to the Company's Quarterly Report on Form
             10-Q for the period ended March 31, 1992).

4.2 Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and Other Special Rights and the Qualifications, Limitations, Restrictions, and Other Distinguishing Characteristics of Series C Preferred Stock (incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K, dated February 6, 1997).

23           Consent of Ernst & Young LLP.